Exhibit (12)(a)

Davis Graham & Stubbs LLP

January 15, 2010

Clough China Fund

1290 Broadway, Suite 1100

Denver, Colorado  80203

Old Mutual China Fund

4643 South Ulster Street

Denver, Colorado 80237

Ladies and Gentlemen:

You have requested our opinion concerning the federal income tax consequences of transactions contemplated in the Agreement and Plan of Reorganization dated as of January 15, 2010 ("Reorganization Agreement") entered into by Financial Investors Trust, a Delaware statutory trust (the “Trust”), on behalf of Clough China Fund (“Acquiring Fund”), and Old Mutual Funds I, a Delaware statutory trust, on behalf of Old Mutual China Fund (“Selling Fund”).  Unless otherwise indicated, capitalized terms shall have the meanings given them in the Reorganization Agreement.

Pursuant to the Reorganization Agreement, Selling Fund will transfer all of its assets to Acquiring Fund solely in exchange for (i) the assumption of Selling Fund’s liabilities, and (ii) the issuance by Acquiring Fund to Selling Fund of shares of beneficial interest of Acquiring Fund ("Acquiring Fund Shares").  Immediately thereafter, Selling Fund will distribute such Acquiring Fund Shares to the holders of shares of beneficial interest of Selling Fund ("Selling Fund Shares") in complete liquidation of Selling Fund.  The foregoing steps shall be referred to collectively as the "Reorganization."

The opinions expressed herein are based solely upon current law, including the Internal Revenue Code of 1986, as amended ("IRC"), applicable Treasury Regulations, current positions of the Internal Revenue Service, and existing judicial decisions.

In rendering this opinion, we have reviewed the Reorganization Agreement, the Registration Statement on Form N-14 filed by the Trust on behalf of Selling Fund and Acquiring Fund with the Securities and Exchange Commission on October 5, 2009, in connection with the Reorganization (the "Registration Statement"), and such other materials as we have deemed relevant.  In addition, with your consent we have relied upon representations provided to us by Selling Fund and Acquiring Fund in connection with our preparation of this opinion.

Our opinion is based, in part, on the assumption that the Reorganization will occur in accordance with the terms of the Reorganization Agreement and the facts and representations referred to in this letter, and that such facts and representations, as well as the facts and representations set forth in the Reorganization Agreement, are accurate as of the date hereof and will be accurate on the effective date and at the time of the Reorganization (the “Effective Time”).  You have not requested that we undertake, and we have not undertaken, any independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.

Based upon the facts, assumptions and representations set forth or referred to herein, it is our opinion that for U.S. federal income tax purposes:

(1)

The transfer by Selling Fund of all or substantially all of its assets in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all of Selling Fund’s liabilities and the subsequent liquidation of Selling Fund pursuant to the Reorganization Agreement will constitute a reorganization within the meaning of IRC § 368(a)(1)(F), and Acquiring Fund and Selling Fund will each be a “party to the reorganization” within the meaning of IRC § 368(b).

(2)

Under IRC § 1032, Acquiring Fund will not recognize any gain or loss upon the receipt of all Selling Fund’s assets solely in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Selling Fund.

(3)

Under IRC §§ 361(a), 361(c) and 357(a), Selling Fund will recognize no gain or loss upon the transfer of all its assets to Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Selling Fund or upon the distribution of Acquiring Fund Shares to Selling Fund’s shareholders solely in exchange for such shareholders’ shares of Selling Fund in complete liquidation of Selling Fund pursuant to the Reorganization Agreement.

(4)

Under IRC § 354, Selling Fund’s shareholders will recognize no gain or loss upon the exchange, pursuant to the Reorganization Agreement, of all their shares of Selling Fund solely for Acquiring Fund Shares.

(5)

Under IRC §§ 362(b) and 1223(2), Acquiring Fund’s tax basis and holding period in the assets received from Selling Fund in the Reorganization will be the same as the adjusted tax basis and will include the holding period, respectively, of such assets in the hands of Selling Fund immediately prior to the Reorganization.

(6)

Under IRC § 358(a)(1), the aggregate tax basis of Acquiring Fund’s shares received by each shareholder of Selling Fund in the Reorganization will be the same as the aggregate tax basis of Selling Fund Shares exchanged therefor by such shareholder.

(7)

Under IRC § 1223(1), each former Selling Fund shareholder’s holding period with respect to any Acquiring Fund Share received in the Reorganization will include the shareholder’s holding period with respect to the Selling Fund Shares exchanged therefor, provided that such shareholder held such Selling Fund Shares as a capital asset at the Effective Time of the Reorganization.

(8)

Under IRC § 381(b), the taxable year of Selling Fund will not end as a result of the Reorganization. The part of the taxable year of Selling Fund through the Effective Time and the part of the taxable year of Acquiring Fund after the Effective Time will constitute a single taxable year of Acquiring Fund.

Notwithstanding anything to the contrary herein, we express no opinion with respect to any stock of a passive foreign investment company as defined in IRC § 1297(a) owned by the Acquired Fund immediately prior to the Effective Time.

We express no opinion concerning any matter other than those matters specifically addressed herein, or as to any transaction except those consummated in accordance with the Reorganization Agreement.  Our opinion is based upon applicable law and administrative and judicial interpretations thereof in effect as of the date of hereof, all of which are subject to change, possibly with retroactive effect.  Although this opinion is based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.  We undertake no obligation to update or supplement this opinion to reflect any events or circumstances which may hereafter come to our attention, or to address any changes in applicable law or administrative or judicial interpretations thereof.  This opinion may not be relied upon by any persons other than Selling Fund or Acquiring Fund without our prior written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in such Registration Statement.  In giving such consent, we do not thereby acknowledge that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Davis Graham & Stubbs LLP

DAVIS GRAHAM & STUBBS LLP

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